Mail Stop 3010

August 18, 2009

VIA U.S. MAIL AND FAX (973) 443-0609
Mr. Shuo (Steven) Lou
Chief Financial Officer, Chief Accounting Officer and Executive VP
China Properties Developments, Inc.
89 Chang'an Middle Rd.
Yangming International Tower, Flrs 26/27
Xi'an, China 710061

Re: China Properties Developments, Inc.
        File No. 000-50637
        Form 10-K for Fiscal Year Ended
        December 31, 2007
        Form 10-Q for the Quarterly Period Ended
        March 31, 2008
        Form 10-Q for the Quarterly Period Ended
        June 30, 2008

Dear Mr. Lou:

        We issued comments to you on the above captioned filing on May 28, 2009. As
of the date of this letter, these comments remain outstanding and unresolved. We expect
you to contact us by September 1, 2009 to provide a substantive response to these
comments or to advise us why you are unable to respond and when you will be able to do
so.

        If you do not respond to the outstanding comments or contact us by September 1,
2009, we will, consistent with our obligations under the federal securities laws, decide
how we will seek to resolve material outstanding comments and complete our review of
your filings and your disclosure. Among other things, we may decide to release publicly,
through the agency's EDGAR system, all correspondence, including this letter, relating to
the review of your filing, consistent with the staff's decision to release publicly comment
letters and response letters relating to disclosure filings it has reviewed. You can find
more information about the staff's decision to release filing correspondence at
http://www.sec.gov/news/press/2004-89.htm and http://www.sec.gov/news/press/2005-
72.htm.

You may contact Robert Telewicz, Staff Accountant at (202) 551-3438, or the undersigned at (202) 551-3629 if you have questions.

Sincerely,

Kevin Woody
Accounting Branch Chief